Exhibit 99.2

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
Page 1

DRESSER-RAND

Moderator: Blaise Derrico
November 10, 2005
8:30 a.m. CT

Operator:	Good morning, ladies and gentlemen and welcome to the Dresser-Rand Third Quarter 2005 Earnings conference call. My name is Stephanie, and I will be your coordinator for today’s call.

At this time, all participants are in a listen-only mode and we will be facilitating a question-answer session toward the end of the conference.  If at any time during the call you require assistance, please key star zero and a coordinator will be happy to assist you.

As a reminder, this conference is being recorded for replay purposes.

After Dresser-Rand’s comments today, I will instruct you on the procedures for asking your questions.

I’ll now turn the conference over to Mr. Blaise Derrico, Director of Investor Relations. Please go ahead, sir.

Blaise Derrico:	Thank you, Stephanie. Good morning. Before we begin, I want to remind you that statements made during this conference call that are not historical facts may be forward-looking statements.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
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Forward-looking statements involve risks and uncertainties (and) may cause actual results or events to differ materially from those expressed or implied in such statements.

In addition, this conference call contains time-sensitive information that reflects management’s best analysis only as of the date of the live call.  Dresser-Rand does not undertake any ongoing obligation, other than that imposed by law, to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after this call.  Further information concerning issues that could materially affect the financial performance related to forward-looking statements can be found in Dresser-Rand’s periodic filings with the SEC.

This call is open to the public and is being Web cast simultaneously at www.dresser-rand.com, and will be archived for replay.  A copy of the news release Dresser-Rand issued this morning is also available on our Web site.

Now, here is Vincent R. Volpe, Jr., President and CEO.

Vincent Volpe:

Thank you for joining us today.  And welcome to Dresser-Rand’s conference call for the third quarter.  Along with Blaise Derrico, our Director of Investor Relations; with me today is (Len Anthony), our Chief Financial Officer.

Today I’ll start with a review of the highlights of the quarter and some comments about our bookings and backlog. (Len) will follow me with a detailed discussion of our third quarter results.

We’re pleased to report third quarter operating income of $36 million, which is up 72 percent from the prior quarter.  Our net income of $10.4 million, which is 15 cents per diluted share, is also a big improvement over our second quarter net loss of 1.5 million, and is essentially in line with expectations.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Incidentally, as part of our IPO, we repurchased $50 million of our seven and three eighths notes at a cost of $3.7 million, or approximately five cents a share.

Our bookings reflect continuing strong demand for rotating equipment, parts and service.  In the first nine months of this year, we booked more than $1 billion of orders.  That’s 27 percent higher than the same period last year and 66 percent higher than two years ago.  On the new-unit front, our bookings year to date have been roughly split equally between the upstream and downstream segments of the energy chain.  In the after-market, we booked a number of very large orders, including one with a total value of about $16 million.  After-market orders are coming to us from many different regions of the world:  Nigeria, Norway, Mexico, Brazil and Venezuela, to name a few.

You’ll notice in our booking data for the third quarter 2005, those new-unit bookings actually declined about 16 percent from the same period a year ago.  And due to the low number of transactions and high-unit value, new-unit orders tend to have some lumpiness.  So while we had a strong units-bookings quarter, we had one very significant order we booked in last year’s third quarter, which created the variance.

A few additional comments about our backlog – our backlog at the end of September was $873 million, nearly 50 percent higher than a year earlier, and about 80 percent higher than two years ago.  The significant increase in our backlog is an indicator of our competitive success and the strength of the markets we serve.

Breaking our backlog down into our two segments – our new-unit backlog of $687 million is up 65 percent versus a year ago, while our after-market backlog of 186 million is up about 11 percent.  Our backlog data is of course important, as it gives us a good visibility about our future performance.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Turning to a few of the other key highlights for the third quarter – first, we completed our IPO offering of 30 million shares, for net proceeds of about $609 million.  We acquired certain assets of Tuthill Energy Systems, establishing in our class of equipment, a world leader in the steam turbine business.

We also completed another acquisition, which reinforces our total-solutions approach to the market.  This approach is designed to offer clients significant value, and complements our existing technologies in the global oil and gas industries.  The acquisition involved Aker Kvaerner’s 50 percent interest in multi-phase power and processing technologies.  We now own a 100 percent interest in the venture.  Its mission is to develop and market proprietary expanders and other equipment, to separate gases and liquids, and to generate power from previously wasted energy during oil and gas production.  These technologies have demonstrated their effectiveness at enabling oil and gas producers to reduce the overall size of production platforms as well as subsea modules.  In addition, the systems serve to protect critical equipment from liquids and particles in the pipelines which can cause extensive damage to compressors, thereby reducing downtime and production losses.

With that, I’ll turn it over now to (Len).

(Len Anthony):	Thank you, Vince.

As Vince mentioned, we reported net income for the third quarter of $10.4 million, or about 15 cents per diluted common share, which was essentially in line with the consensus estimate reported by First Call.  Our third quarter earnings were reduced by a $3.7 million premium resulting from the early redemption of a portion of our senior subordinated notes with the proceeds from our IPO.  The EPS effect of the amount of this premium was about five cents per share.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Our third quarter operating income of $36 million improved 59 percent from the third quarter of last year.  The improvement was due to a number of factors, including operating leverage from increased business volume, improved productivity, and higher prices.

We know many of you track EBITDA, which is a non-GAAP financial measure.  Our EBITDA for the third quarter was 50 million, which is our operating income of $36 million plus our depreciation and amortization of $14 million.  Our operating income margins also improved from 10.4 percent to 11.6 percent for the third quarter.  Our real improvement in margins, however, is somewhat masked by the rapid growth in our new-unit business, where our margins are much lower than those in our after-market segment.

You can see the dramatic growth in our new-unit sales on this slide.  New-unit sales were a big factor in our overall sales growth, reflecting continuing strong worldwide demand for rotating equipment.  Our sales in the third quarter of $310 million increased 93 million, or 43 percent, from the same period last year.  New-unit sales of $163 million increased nearly 90 percent versus a year ago, while sales of after-market parts and services of $147 million were up about 12 percent, which is well in excess of our average historical growth rate of about seven percent.

Now let’s look at our operating margins by segment.  As you can see from this slide, both segments experienced sizeable growth in margins.  New units principally benefited from improved productivity, and the operating leverage, which was generated with higher volume.  Our after-market segment principally benefited from pricing and volume.

Turning now to our liquidity, it totaled about $289 million at the end of the third quarter.  And it consisted of about $110 million of cash, $179 million of available borrowings under our bank credit arrangements.  We’ve maintained a very strong liquidity position during the year, even though we used about $57 million for the acquisition of Tuthill Energy Systems assets.  And we reduced our debt by about $224 million.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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You can see on this slide the big reduction in our long-term debt:  from $823 million at the start of the year to $599 million at the end of the third quarter.  As to our long-term debt, we have no required amortization for the next several years.  And our bank debt is payable at any time without penalty.

We expect to have our 10-Q filed no later than next Monday, and that filing should provide you with additional details of our third quarter results.

With that, I’ll now turn the call back to Vince for some closing comments and to moderate our Q&A session.

Vincent Volpe:

Thank you, (Len).  With respect to the Tuthill integration, we have a team working on five major areas of potential synergies:  footprint, SG&A, sales channel, product rationalization, and supply chain.  The most complicated of these areas clearly involves a footprint.  We acquired three Tuthill factories located in Massachusetts, Iowa and Germany, as well as the two steam factories that we operate today, one of which is located in Wellsville, New York, and the other in Oberhausen, Germany.  The decisions relative to these five manufacturing facilities have the greatest potential for realizing positive synergies.

We expect to complete our evaluation and announce our rationalization plan by the end of the year.  Based on the work we’ve done to date, we’re confident we’ll achieve all of the previously identified synergies from the combination, and we’re excited about the growth potential we see in this business.

Bill Jones has assumed the role of President of our Steam Turbine business. Bill is extremely qualified, as he ran Tuthill’s steam turbine business for nearly 25 years.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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In summary, we’re pleased with our third quarter performance.  And we expect the fourth quarter and next year will reflect continuing strong market conditions and the execution of our strategy and plans.  As to the current business conditions, industry fundamentals are strong, and we believe we’re in the midst of a long up-cycle in energy infrastructure spending and secular growth.  As a result, underlying demand remains good in all market segments:  upstream, midstream and downstream.

Compression is needed in every stage of the energy chain, and our rotating equipment is critical to production in every stage of this chain.  Currently, all three legs are very active.  Our clients are generating extremely strong cash flows and are announcing increases in their capital expenditure budgets for next year.

Turning more specifically to our outlook for the fourth quarter – we think it’s reasonable to assume that as compared to the third quarter of 2005 revenues will be up about 20 percent – 20 to 25 percent.  And operating margins are also expected to grow by three to four percentage points.

In summary, we had strong third quarter and year-to-date financial performance.  Industry fundamentals remain strong.  We’re continuing to execute our successful strategy – a strategy that we implemented some five years ago and which has served us well.  And we have a positive outlook for the fourth quarter and 2006.

At this point, we’ll open the line for questions. Stephanie, please begin the Q&A session.

Operator:

Thank you, sir.  The question-and-answer session will be conducted electronically today.  If you would like to ask a question, please do so by pressing the star key followed by the digit one.  If you are using a speakerphone, we ask that you make sure your mute function is turned off to allow your signal to reach our equipment.  We will proceed in the order that you signal and take as many questions as time permits.  Once again, that is star one.  We’ll pause just a moment to let everyone assemble their questions.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Our first question comes from Arvind Rajpal of Morgan Stanley.

Arvind Rajpal:

Good morning, guys.  Just a quick question, really.  You hadn’t given the depreciation breakout in the release.  And I see that, you know, it was up $8.3 million from last year.  Can you just give us what exactly was the D&A for the quarter?

(Len Anthony):

Sure.  Well, first of all, the up $8.3million was related to purchase accounting versus last year’s same quarter.  So as you think about the D&A for the three months ended September 30th, 2005, it was about 14-and-a-half million.

Arvind Rajpal:	OK. Great. (Thanks, guys).

(Len Anthony):	Thank you.

Operator:	Our next question comes from Terry Darling of Goldman Sachs.

Terry Darling:	Thanks. Morning, gentlemen.

Male:	Morning, Terry.

Male:	Morning.

Terry Darling:	(Just) wondering if you could talk about the improvement that you’re seeing in the backlog, from the standpoint of our end markets or major product segments, turbo, recip, steam.

DRESSER-RAND
Moderator: Blaise Derrico
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Vincent Volpe:

Sure.  Terry, I think, you know, we’ve got a fairly balanced mix between upstream and downstream.  I’m just looking at the year-to-date numbers.  It’s almost split 50-50.  And if I look at the third quarter, where I’ve got a little bit more granularity here -- sort of -- sitting in front of me, we’ve got around $120 million, we booked about a third of that, or – (well,) 40 percent of it came from oil production, which is upstream.  We actually got an order for boil off compressors in the LNG train, so that’s starting to actually hit now – a small order; $5 million.  That’s classified as upstream.  And then, petrochemical activity in China, refining in U.S. and France, (co-liquefaction) also in China – so about 40 to 45 percent downstream.  So pretty clear mix, from the upstream versus downstream.

Now on the upstream side, most of what you’re going to see, Terry, is turbo – the turbo compressor, turbo product.  So it’s more skewed to turbo on the upstream.  The downstream, interestingly enough, was mostly recip in this quarter.  And, you know, that’ll change from one quarter to the next, so call it 50-50 there.

Terry Darling:

OK, sounds pretty balanced.  And as you look forward, can you elaborate a little bit in terms of timing of some of the potential opportunities in LNG?  And do you see this mix between upstream and downstream continuing, you know, for a little while here?

Vincent Volpe:

Well, I would say that, you know, refining – and particularly refining is going to remain strong.  You know, there’s a couple things going on in refining.  And let me give you the answer backwards, if I can.

Terry Darling:	OK.

Vincent Volpe:

(If you) take the downstream side for a second, which I actually think is going to be a smaller percentage going forward, I don’t think that it’s going to weaken.  I think that the upstream is actually going to increase at a greater rate, principally because of the LNG work that’s going on.  There’s still plenty of floaters.  But with the LNG coming in the upstream, that should grow faster.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Now let’s talk about why downstream isn’t going to grow at the same rate.  It’s been very active.  We’ve gone through a lot of clean fuels work.  And as you know, when you take sulfur out of gasoline, kerosene and diesel, you require a lot of compression.  And so that’s been a really buoyant market for us, and we’re probably – I don’t know – two thirds to three quarters of the way through that, in terms of equipment purchases.  So there’s still some more of that to go.

And then I think what’s going to kick in is the conversions to the to sour crude as feedstock, which will also require compression; and then just general capacity increases.  And I mean, you’ve heard the U.S. government now take a position on new refining, which is something that over my 25 years, I hardly remember the last new refinery that was opened in the United States.  So that I think is going to take a little bit of time to kick in, from the time that plans are laid on the board to the time that we see a huge pickup in activity in refining.

So I think we can look for good, solid level of activity.  I don’t see a drop-off in the refining activity, which is quite high.  But I think we’re going to see the upstream side of this really move more quickly.

Now, to the second part of your question on LNG – you know as well as I do that there are a lot of plants being contemplated.  We’re talking about potentially doubling the world capacity in LNG over the next 10 to 12 years.  If that comes true even in part, it will have a significant uptick for us in the business.  We have 35 percent of the world-installed base through 2004 on the liquefaction) units and we have 26 percent or so on the boil off or the re-gasification side of the units, excluding domestic Japan business.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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And so, we believe that we’re going to be able, with our new technology, the DATUM compressor, to at least maintain that share position.  And, what that would translate to over the next 10 years could be upwards of $750 million to a billion dollars in bookings.  And that’s just – if we maintain our share; if, in fact, the capacity doubles.  So there’s a couple of assumptions there.  And if the capacity doubles, and we maintain our share, we’re looking at something on the order of 30 new trains over that period.  And, the average equipment price for a liquefaction train is somewhere in the $25 million to $30 million range.  So that’s kind of how I get my math.  None of those liquefaction units are in our backlog today.

And so that all represents upside, and that’s why, layered on top of very active production work that’s going on right now in oil, I think LNG’s going to add a real boost here.  And I don’t think we will have to wait five years for it to hit; we’re working actively on projects now.  I think that we – you know, we talk about potentially seeing some bookings, probably mid-next year, depending on how fast some of these projects go that we’re working on.  And of course, with the cycle times – these are huge compressors, Terry.  They’re sort of 80 to 100 tons each.  And so, by the time we turn a booking into a sale, we’re probably talking about late ‘07, in terms of the actual sales, you know, that we’ll recognize.  But certainly, we’ll be able to report the activity.  We’ll get the absorption in the meantime.  And you’ll get a sense, sort of mid-next year, for how that piece of our business is going.  But we’re really bullish on it.

Terry Darling:

((inaudible)) just to put some parameters around your earlier comments, in terms of the changing growth rates you’re expecting on the – on the backlog, downstream versus upstream, can you remind us what the mix is downstream-upstream, and what those year-over-year growth rates are?

Vincent Volpe:

I’ll have to get back to you on the – on the detailed growth rate, so let’s take that off-line.  But the mix is shifting, OK?  You know, if I look back a year, I can tell you we had more downstream than we have today.  And we think going forward, that’ll continue to go in that direction, Terry.  So let me not misquote actual growth rates.  We’ll get back to you off-line on that.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Terry Darling:	OK.

Vincent Volpe:	OK.

Terry Darling:	Thanks very much.

Vincent Volpe:	You’re welcome. Thank you.

Operator:	Our next question comes from Roger Read of Natexis Bleichroeder.

Vincent Volpe:	Morning, Roger.

Roger Read:

Good morning, guys.  (Kind of on with) the question about refining, was there any boost at all, or do you expect a boost maybe in the next quarter, too, in terms of repairing some of the refineries along the Gulf Coast, or some of the petrochem that was impacted by the storms?

Vincent Volpe:

We do, Roger.  And that’s a very good question.  I think there’s a couple of dynamics going.  So I think the short answer is that we are seeing some repair work.  There’s some more work to come now.  If you look at the sort of 20 refineries that are in the red zone, so to speak, they represent about 4.8 million, five million barrels a day of production.  Last time I looked, which was about a week-and-a-half ago, all but about 700,000 was back on-line, right?  I don’t know how that ties out with your numbers.

So we’ve seen some repair work.  And while you’d normally think there was going to be an uptick – we’ve also seen a couple of scheduled overhauls that were supposed to happen in the timeframe, that have been pushed out.  So net-net, Roger, I would say is little or no impact, short term now.  Obviously, as people move – as people move overhauls out – I mean, there’s a reason why you do an overhaul when you do it.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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And the refiners have figured out how to stretch times between runs as far as they can.  So it’s not great business to move these things out significantly.  So either we’ll see these overhauls move back just a little bit, or, if they move way back, then you might be into a pay-me-now, pay-me-later scenario where, you know, heaven forbid you have a larger failure, which, of course, from our standpoint, may mean a greater repair.

But look, net-net, nothing significant here, in one direction or the other, when you look at the overall size of our service business worldwide.

Roger Read:

OK.  And then, kind of following on with your comments about Tuthill – you know, we’ll hear something by the end of the year, in terms of your rationalization plan – does that cause you to pause on looking at any other acquisitions, at least through the end of the year?  Or, you know, how should I think about it?  You guys still interested, interested, but you have to wait, or really it doesn’t impact how you approach potential acquisitions?

Vincent Volpe:	Well, a couple things in there, Roger.

The first thing I think is that we’re – from the time you start looking until the time you get something done is a fairly long – there’s a fairly long gestation period.  And if you’ve ever been through one of these things, you know, by the time you get through chit-chatting about all the terms of purchase and everything else, and really get down to sort of, some nut-cutting, there is a pretty good lag time.  So from my standpoint, we’re looking right now.  And we’re going to look actively.  That being said, I would not say that we’re going to announce another acquisition next week.

DRESSER-RAND
Moderator: Blaise Derrico
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Now the good news is you have different people that work on the integration of an existing acquisition, and people looking at a new one.  So I’m not really – I’m not really sort of diluting our resources, as we do look – do both of these things in parallel.  So we’ll keep looking.  And we’ll continue to focus on the execution plan, which is going very well.

You know, the comment about the end of the year is very much in line with what our view has been ever since we started, which was – from the time that we sort of, you know, get the deal done, which was basically a little more than a month ago – month and a half ago – we give ourselves 100 days to plan sort of appropriately for all the things that we need to tackle.  And so we’re really right in the middle of that hundred-day planning cycle as we speak.  And the hundred days gets us about to the end of the year.

So, what I would say to you is Tuthill is very much on schedule.  We’re very, very confident that the guidance that’s out there is legitimate and accurate and still holds true.  And we’re going to continue to look at other acquisitions.  And I can guarantee Roger that we won’t press the button on anything we don’t think we can do a great job at, from timing or a resource standpoint.  You know, the business is too good right now to risk it.  But we’re not going to – you know, we’re not going to lie back in the weeds, either.

And I think, as Len talked about our capitalization and our debt position.  This business is doing a terrific job right now generating cash flow.  We’ve paid down plenty of debt.  And so I believe that, we’ve got cash flow generation capabilities to continue to pay down debt as we desire, as well as finance future acquisitions.  So I’d say stay tuned.

Roger Read:

OK.  And just a final question – looking at the after-market segment, revenues were actually down sequentially, as they were last year third quarter versus the second.  Is that just a normal timing issue?  Is anything seasonal?  I mean, in general, you’ve had a very seasonally driven business in the fourth quarter.  (Can you) give us some idea – do we expect a normal seasonal pattern, big ramp up in the fourth quarter versus the third, with kind of a consistent, let’s say, five to 10-percent top-line growth, versus the year before?

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Vincent Volpe:

Yes, I think, first of all, the dip is fairly nominal, and it’s – I don’t know if it’s seasonal or not.  It may be, but it’s so small in terms of total continuum that there is no cause for concern.  I think it’s probably down a little less than it was sequentially last year at the same time.  So if there is some seasonality, there’s not much there.

You do get a fourth quarter spree of spending, though, Roger, particularly in the after-market.  And what’s going on is the clients’ budgets are basically – you know, they’re using them up.  And so, I think you can look for a buoyant fourth quarter on that basis.  And that’s what our forecasts looks like.

Roger Read:	OK, thank you.

Vincent Volpe:	Thank you.

Operator:	Our next question comes from David Anderson of UBS.

Vincent Volpe:	Morning, Dave.

David Anderson:

Good morning, Vince.  Just kind of – just a quick accounting thing here – if you back out the impact from that early redemption on debt, I getabout a 20-cent EPS number on the quarter; is that about right?

Male:	That’s about right.

DRESSER-RAND
Moderator: Blaise Derrico
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David Anderson:

OK.  So just kind of a couple of following on to some of the earlier questions – on the LNG.  I know you guys are in the middle of doing a full-scale test right now – can you tell us what the status is of that, and kind of what you think the follow-on booking of that order will be?  I think last time you had mentioned it was about a mid ‘06?

Vincent Volpe:

Yes.  That’s both – yes, that’s accurate, Dave.  And I still think that’s when it’ll be.  It depends on when the project goes forward.  But so far, so good, OK?  And I think the test rig is very much on schedule.  And what we’re talking about, and I think we spoke about before, was a plan – sort of – somewhere towards the end of Q1 – that we’ll actually be doing the testing.  So it’s well underway, the construction is.  If you came up to Olean and saw it, you’d just love what you see.  And the test rig is – it’s huge, it’s impressive, it’s got everything in it that we wanted, and it’s very much on schedule, so no change there.

David Anderson:	And do you foresee any additional of these tests coming on in the next kind of quarter or two?

Vincent Volpe:

I think that the way – the way the thing is construed, we laid out the projects, OK?  And, you know, my view of it is that the next project probably – it’ll be sequential testing.  And so, we’ll use – the way that we construed this rig to begin with, or designed it, was that it was very much reusable, from one application or one service to the other.  And there are really two things that changed in LNG on liquefaction.  One is the process – you know who’s the process licensor – and the other is the tonnage of the plant.  And those two things change the size and the configuration – where the nozzles go, and what impellers you put in, and so forth – in the machine.

And so, you know, what we did when we put this – you know, we conceived this rig design is we got to make it reconfigurable, so to speak, so that we can match different machine and casing sizes, different processes, and so forth.  And so it’s a sequential program.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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The good news is once you start to do testing, you probably will only use the rig for one to two months.  And then you can go on to the next test, if you will.  And so it wouldn’t surprise me to see sort of the second project testing schedule to follow maybe Q2 or Q3.

David Anderson:	OK. So you’re looking to line somebody up right now?

Vincent Volpe:	Oh, yes. Yes.

David Anderson:	– OK.

Vincent Volpe:	You bet.

David Anderson:

Now just kind of sticking on the subject with LNG, you know, we’ve seen a lot of projects out there talked about, as you alluded to.  Seen a lot of stuff talked about on the West Coast of Africa and Nigeria and Angola, along those lines.  How do you approach those markets?  Do you go directly to the state oil companies, or are you still trying to go with the majors and the major oil companies?  I’m just kind of curious, in terms of your strategy for that – for that market.

Vincent Volpe:

Well, we do both, really because the sell is somewhat different to both of them.  You know – the oil companies, of course, are, you know very much focused on total production.  What’s the plan going to be able to produce for a unit of energy input, or a dollar input?  And so we talked to them about the fact that our DATUM has the best efficiency in class, and that we’re now coming up with this tunable test rig which will allow us to demonstrate that, far in advance of even building the compressor.  So that’s kind of the sell with the oil companies.

And then, you know, that’s of course important to the national oil companies.  But also, one of the things about DATUM being the most efficient machine is that it is the most environmentally friendly machine, and consumes less power to do a certain unit of production.  So if you’re if you’re producing four million tons a year of LNG with a DATUM compressor, you’re going to require less horsepower from the turbine to drive that machine – the gas turbine.  And the less amount of horsepower that’s required from the gas turbine, the less gas that’ll be consumed and burned, and the less noxious gasses will be emitted into the atmosphere.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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And so a lot of what needs to happen with state oil companies is to talk a little bit about, you know, sort of the green side of it, or the environmental effects.  And so we sell to both.  And we also still have to take care of the engineering contractors, and make sure we satisfy them, that we give them the data that they need.  And so we’re working very closely with a couple of the major contractors right now to do just that.

So we really are selling in all three directions.  But I think, if you had to kind of weigh it, the major oil companies are probably the first ones we go to.  And then they give us some guidance on how it is that we sort of approach the state oil companies because they’re really the ones that have the relationships with them.

David Anderson:

OK and just one last question, on your after-market segment – (the) revenues have been fairly steady last several quarters.  Outside of possibly a seasonal bump in the fourth quarter, how do you view this going forward, into ‘06, ‘07?  Do you expect this mix to be more favorable towards the service side?  And kind of what’s going to be driving that?  I mean, I know, with your DATUM going more – becoming more accepted in the marketplace, you should get more of – obviously get more of the after-market on that side of the business.  But is there – is there more driving that than I’m – than I’m seeing here?

Vincent Volpe:

Well, I think the – I’ll tell you what – I mean, the gestation period between a new unit going in, Dave, and the time that we see service on that unit, we get the installation work, OK.  And so there is – there’s a little bump in field service.  But, you know, in a $150 million field service business, that may give us a $10 million or $15 million bump type thing from one year to the next, depending on how many new units we put out there, so not a huge impact.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Page 19

What I think – so you kind of have to decouple for now the fact that our level of sales is up on units, and our market share has picked up a little bit.  You kind of leave those out.  And you talk about what it is that we’re doing to drive the service business separately.  And the couple of areas that we sort of focus on are the engineered solutions and the Applied Technology where we are really going to the clients.  And instead of waiting for that sort of normal annuity that comes to us – you know, they buy parts every so often, or they have a turnaround – we’re out there explaining to them why it is they should put new technology into the existing base.

And I thought I’d just sort of use your question here to give you a little bit of data on our Applied Technology program.  I’ve spoken about it before.  It’s still in its infancy stages – but just a couple of facts and figures here for you.  On year over year, we have booked 15 percent more year-to-date than we’ve booked in all of last year, all of 2004, in Applied Technology.  This is where we’re working on other OEMs’ equipment.  And so we still have a couple more months left in the year, so that number will continue to rise.

We’ve generated seven percent more quotations year to date than all of last year.  We have tripled the size of the group from what we had in place last December to what we have today.  And by the way, now in that group, we have representatives who have work experience with six other OEMs. So we’re on this thing, OK?  It takes time.  But I believe that that is going to be a growth driver for our services business going forward.  And I plan on continuing to report that to the street as we proceed.

All right?

David Anderson:	OK. Thanks, Vince.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
Page 20

Vincent Volpe:	Thanks, Dave.

Operator:	Our next question comes from Robin Shoemaker, of Bear Stearns.

Vincent Volpe:	Robin?

Robin Shoemaker:	Yes, hey, thank you.

Vincent Volpe:	Good morning.

Robin Shoemaker:	Yes, good morning, Vince.

Wanted to ask you – it looks like your gross margin on new units was within the range that had been your stated goal of, I think, 12 to 15 percent.  I wonder if you could comment on the sustainability, or perhaps a possible upside to that kind of new-units margin.  And if you could elaborate on – a little bit on the – how much new-unit business is being done through alliances, which you’ve indicated is a high priority for you; and also this parallel issue where you were going to get a better margin on buyouts, I believe you called it, where you bought parts that are not supplied by Dresser-Rand itself.

Vincent Volpe:	OK. So I’m going – I’m going to do this in three pieces, I guess.

On the unit margin, Robin, I hope they don’t stay where they are.  But it is a lumpy business.  And so one of the things that you will see from one quarter to the next is that a change in volume may have some impact on the margins because of the way that we allocate the cost as we go down the P&L, if you will.  There’s a fixed-cost allocation that needs to take place, but over the continuum.  So – don’t look at it on a quarterly basis so much as maybe a yearly basis.  Over the continuum, I expect that we’re going to keep focusing on those margins.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
Page 21

Now, they’re under pressure, OK?  Because, you know, we’ve got steel and other materials, and other commodities like utilities, that go up.  But so far, we’ve been able to stay ahead of the curve.  With what we’ve done on our surcharges, which we put in place about a year ago that we’re now just starting to see the impact of; as well as some of the other material productivity initiatives, like VE / VA, (value engineering), low-cost country sourcing, reverse auctions, and so forth.  We’ve been able to more than offset what we’ve seen there.  And so that’s helped the margin on one hand.  And then on the other hand, we continue to drive productivity.  We have over 80 people in place today that are in our Process Innovation and Lean organization that do nothing but that.  And that’s one of the things that we think really has made the fabric of this company quite a bit stronger than it was in the past.  And so we’re committed to that.  And we want to continue to drive those margins.

Again, you know, a word of caution quarter to quarter: They may bump up a little bit, but I think from our standpoint, we’re going to continue to see improvement there.

On alliances – our historical, sort of over the last 12 months, experience has been that it’s somewhere around 40 percent of our new-unit business – which is mostly the turbo and the reciprocating business – somewhere around that 40 percent. Don’t hold me to the exact number – but around that number come from alliances.  So it’s a really important part of our business.  They absolutely are preferentially treated, because of the way that they treat us.  And we’re going to continue to do that.  We have key client managers in place that focus on their business from a worldwide standpoint.  And so it’s important to us, and we want to grow it.  And in fact, we have grown it, in terms of we’ve added several alliances here this year, year to date.  And we have also added more products and services to some of the existing alliances.  And we measure that.  And we’re very focused on looking to that one month to the next.  So that’s alliances.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Page 22

And then on the buyouts – your specific question was have we succeeded, I think, in putting the 10 percent markup that we talked about.

Robin Shoemaker:	Yes.

Vincent Volpe:

And the answer is absolutely yes.  And so, if you were to look at our P&L, you know, you might find right now that it’s either at 10 percent on buyouts or darn close.  There may be one or two of the old jobs that have just flushed through.  But for the most part, we’re there.

And what’s interesting is when we first launched this, which was sort of mid or sometime in ‘03, the first thing we saw was a significant drop-off in the buyouts.  Now we didn’t see a drop-off in the market share.  So what was happening was our clients were actually going and saying to us, tell you what, we’ll free-issue you these large gas turbines, or these motors and these gears because we don’t feel like paying the extra 10 percent.  And what is happening now is that it’s actually reversing.  They figured out that we really do add value, and that while, you know, people may not be delighted about paying the markup, they understand the realities of business; they’re business people also.  And they perceive and recognize the value that we add by managing the entire train.

And so, what was a somewhat uncomfortable decision when we made it – at least, it was if you were to talk to the folks that happened to be out there and directly sell this – has now turned out to be a very good decision.  And a business that was a $200-plus million a year business in buyouts, that dropped to $60 million, and on a trailing 12-month basis, sort of through at least June of this year, which is a number I got in my mind – is in the high $150 million, $160 million range as we speak.  So it’s really come back nicely, and the strategy’s worked out.  But, you know, you got to be a little bit forceful with it, and you have to be consistent.  And we’ve been both of those.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
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Robin Shoemaker:

Yes.  Right.  OK.  Just finally, on the – also on the new-units business, if you could – you have any comment about changing behavior by competitors, or does this still remain the, you know – obviously it’s intensely competitive – but given the volume of work that’s out there, and the backlog which is growing, I guess, among all competitors – is there any noticeable change in competitor behavior?

Vincent Volpe:

Robin, if there is, it’s early days, OK?  And so, what I would say to you is this.  We’ve actually heard a couple of our competitors – and, you know, we get it third hand, right – that are starting to say they’re full, and that their lead times are moving out to sort of two-plus years now on this equipment.  Those are the people that didn’t think through their business model three or four years ago when everybody’s business was down.  And we did.  And we figured out that we wanted to be able to manage through the down cycles and the up cycles.  And so we actively went after things like subcontracting and outsourcing to really build a lot more capacity into our supply chain.  We minimized the amount of capital expenditure we needed to do by flexing the supply chain.  And so we’re able today to take orders with very little difference in lead times versus what they were a couple years ago – you know, maybe a month or two, but nothing significant.

And so, if you think about the dynamics, OK, we’re happy with our business model, and we’re kind of happy that everybody didn’t do the same thing.  And so, you would say that the law of supply and demand would dictate that something may happen to the equilibrium price going forward, just based on people saying they’re full, and moving their lead times out.  And as I said, our lead times have stayed pretty solid; you know, a little bit of movement, but nothing really significant.  We’ve talked to our clients about it.  And our on-time delivery record is very high.

And so, we think we’re in good shape.  And so, the second part of the comment is, we talk about how we’ve made a significant change in our operating income quarter over quarter, but also year over year.  And we talk about that really being a function of three things – price, volume and productivity.  And I kind of would put productivity and volume together.  So it’s maybe two things.  The price has been very little of it.  That’s really been on the after-market side, where we’ve been able to push pricing, and we’re going to be able to continue to do that.  But on the new-unit side, still very, very much out in front of us.  And so I feel good about that.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
Page 24

Robin Shoemaker:	Yes.

Vincent Volpe:	((inaudible))

Robin Shoemaker:	(Very interesting, thanks) …

Vincent Volpe:	… take just a couple more questions. Stephanie?

Operator:	Sure. Our next question comes from Ole Slorer of Morgan Stanley.

Vincent Volpe:	Good morning, Ole.

Male:	((inaudible))

Ole Slorer:	How are you doing?

Vincent Volpe:	Fine. How are you today?

Ole Slorer:	I’m very well. And I’m glad to see that you came out of the box, with a really good scorecard.

Vincent Volpe:	Yes, we are, too, Ole, thanks.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
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Ole Slorer:

You mentioned pricing on new units.  Is there anything that suggests that that (shouldn’t firm a lot), given what we’ve seen in practically every other aspect of the capital goods during the day?  ((inaudible))

Vincent Volpe:	Well, Ole …

Ole Slorer:

And (then) you’re talking about some of your competitors (now being) full (up) for two years forward.  Could you give us a little indicator of where the – how long is the lead time from when you book to when you – to when you (book to contractor and the) book to margin?  And what is the sort of pricing that you are booking on new contracts (now) compared to the work you’re executing?  I’m a little intrigued by the 10 percent markup that you (can now) book on third-party products, given that you’re still below that on your own new units.

Vincent Volpe:

Right.  Well, OK.  The pricing – I mean, you know, it just – sooner or later, it’s got to come up, Ole.  I think we’ve been as an industry through lots of cycles, OK?  And so, what has happened in the competitive base over – I think I’m in my fourth cycle, OK – what has happened is, when the cycle goes down, you know, on new units, pricing just goes in the tank.  And then it just seems to take forever for it to come back, because people are concerned that they’re going to not fill their factories with enough good base-load business, and they’re liable to miss the cycle while they’re getting too fancy on trying to increase pricing.

And so people in the past have been reticent to move upwards.  That’s been my experience.  And I think we may have seen a little bit of that.  Because you could argue that pricing should have come up significantly maybe a year ago.  OK?  And it really has not moved up like that.

And so, another year’s gone by.  And all I can tell you is that I got to make sure no – you know, there may be a competitor listening, so I don’t want to divulge too much of our strategy.  But what I can tell you is that the expectation would be not much different than what you just implied in terms of movement.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
Page 26

So – now, I don’t think it’s going to go up like it does on jack-up rigs, OK?

Ole Slorer:	No, no, I’m talking about valves, or even subsea production equipment (that has) been very stale so far. It’s now starting for the first time to see real pricing ((inaudible)) …

Vincent Volpe:	Yes. And I think that it’s legitimate to look for the same types of movement with some of those comps that you’re talking about in that space.

As far as our lead times are concerned, obviously it varies by product.  But I think for modeling purposes, and also on an average basis, we’re probably in that 11- to 12-month cycle time right now, which really has not moved over the last six to eight months, OK?  We moved out – probably a year to a year and a half ago, we probably increased – you know, we might have been at eight or nine months there.  And frankly, I’ve got to tell you that the challenge that some of our operations folks have – like Mr. Chevrier over in European operations, Mr. Hanigan in Asia and Mr. Rossi in North America – is these guys are trying to figure out, with higher volume, how to even decrease their cycle times further.  Because I think it’s a very important strategic point, in terms of getting a price premium and making a sale.  If you can deliver quickly in this market, Ole, it’s a huge advantage.

So we’re at about the 11- to 12-month cycle now.  Use that for modeling purposes.  But I’ve got to tell you, going forward, we’re trying to figure out what we can do to collapse some of those cycle times, even with the increased volume.  And it requires more work with the supply base, and it requires more work with our internal capacity, our process innovation and our Lean programs.  And you know that we’re completely focused on those, and we’re going to keep after it.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
Page 27

Ole Slorer:

(Could you) give a little detail on where you stand now on work that you are booking in terms of pricing, compared to the work that you just executed in the quarter on new units, (if it is away from the alliance structure that’s) ((inaudible)) (down)?

Vincent Volpe:	I would say that the stuff that we’ve taken now – it’s probably a percent or two higher.

Male:	It’s about 10 percent, Ole.

Ole Slorer:	OK.

Male:	((inaudible))

Ole Slorer:	Can I ask one question, Len, on the tax rate – guidance on the tax rate going into the fourth quarter and into 2006? What would you say will be a sensible tax rate to model?

Len Anthony:	For the year …

Ole Slorer:	Yes, for the fourth quarter …

Len Anthony:

… let me start with the year, 2005.  You ought to look for a normal tax rate.  What you’ve seen year to date is again a little bit of lumpiness in movement in that tax rate.  And what you’ll see in the fourth quarter is something that was lower than the third; maybe more in the 20 to 25 percent range.  And then, as we go into the year 2006, you ought to be looking for a normal tax rate.

Ole Slorer:	And what would you say a normal tax (rate) would be for you?

Len Anthony:	Thirty-five percent.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Page 28

Ole Slorer:

OK and – just one final question on the – on the alliance structure, versus non-alliance – (you mentioned) that 40 percent of the work you were booking were under alliance, or 40 percent of the work you were executing and selling was under alliance?

Vince Volpe:	Well, first of all, it’s the new-unit, right? New-unit side?

Ole Slorer:	… sure, sure, yes.

Vince Volpe:

OK.  And it’s pretty constant.  I mean, it goes up and down from one quarter to the next, depending on whether you get a job from somebody who’s not an alliance partner.  So I’d use it in both sides of the equation.

Ole Slorer:	And is that the way you want it, in terms of being more opportunistic, (eventually maybe) pricing non-alliance work? Or do you want to grow the alliance structure even further for …

Vince Volpe:

No, we’d like to grow it.  Obviously, you can only move as quickly as the clients can.  And so oil companies need to get the sense of – the real value we bring is through total life cycle cost.  We don’t enter alliances to give price discounts.  That’s not the way that Dresser-Rand does alliancing because that, in my mind, doesn’t make any sense.  You know, we should just – if that’s the case, we’ll take our chances selling on a one-off basis and pushing value to the maximum each time.

So – now that’s not to say that we don’t provide our clients with some sort of sharing in what we save from a cost standpoint.  But if we don’t save cost there is no discount structure that is just a straight margin discount.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
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So what we’re focusing on is tearing cost out of the way we do business.  And there’s a lot of costs that can be taken out.  When you standardize specifications, and you establish a business-to-business relationship, so that it’s not a big fight every time.  If you have standard terms and conditions – you don’t need to go call on 15 different pieces of the organization – you can save a lot of money in terms of cost by the alliancing.

The other thing about alliancing is that you establish this business-to-business relationship with the executives inside the oil companies; guys that we would never normally be able to get to, Ole.  And when do that, it opens up the after-market, which is, course, where the high-margin business is.

So we absolutely want to continue to develop alliances in a responsible fashion.  They will be accretive to our results, even on the new-unit business going forward.  And we believe that we’ll get that extra pop in the services side.

So we want to grow them, but we’re not going to grow them recklessly. We’re not just signing people up to give them discounts and say we got another alliance partner. That doesn’t make sense.

Ole Slorer:	Yes. I mean, your (after-markets) were certainly phenomenal compared to what we were looking for.

Just one final question on the LNG – if you can give an update on what’s happening on the technology side.  (There is) some talk of increasingly using electric engine (throttle) and gas turbine (as) the driver for the compressor.  Can you – is there anything there that’s (worthwhile) looking for in terms of changes in the competitive landscape (of) what you’re doing?

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
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Vincent Volpe:

Well, yes, it’ll make it – it’s going to make it harder for at least one of our major competitors.  There’s only three of us in the space, right?  One of our major competitors has used the fact in the past that they build very large gas turbines that may represent three quarters of the total equipment price.  And they’ve been able to use that to pull through, in several cases, the compressor side of the business.  And so now, if it’s an electric motor drive all bets are off on one product subsidizing the other.

Now frankly, we’re not afraid even of the gas turbine side.  We think that the DATUM technology, and with what we’re doing on the test rig, we’re going to be able to demonstrate such a large added value proposition versus our competitors that we should be able to get more than our fair share even in that space.  But I think the electric motor drive is something that will even level the playing field more, or perhaps slightly stilted in our – in our favor.  And we’re very excited about that.  It’s good technology.

You know, the thing, Ole, is it would have been done before, but, the technology really was not out there to build variable-frequency drive systems, at 100 or 120 megawatts, which is what some of these world-class plants are really requiring.

And so now that that technology is becoming available, the oil companies are taking a look at it and saying, You know what?  I’ll set up bigger blocks of distributed power – you know, gas turbine-fired power plant – in the actual facility.  And I’ll actually run the compression equipment off the electric motor.

So I think it’s coming.  There’s a couple of projects on the board that they’re strongly considering -- there’s one I know that they’ve kind of made that decision.  And so we think that’s a positive for us.

Ole Slorer:	OK. I’ll take an update on that off-line with you. But thanks for that, Vince.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
Confirmation # 4515627
Page 31

Vincent Volpe:	All right, Ole. Good talking to you.

Blaise Derrico:	Stephanie, we’re going to take just one more question.

Operator:	OK. We’ll take our last question from Geoff Kieburtz of Citigroup.

Vincent Volpe:	Morning, Geoff.

Geoff Kieburtz:

Morning.  I actually got a couple of questions.  Just one to confirm what I think I was hearing earlier, Vince, that the backlog – the margin in your backlog here, for both after-market and new-unit, is higher than what you’re currently shoring in your – in your results.  Is that …

Vincent Volpe:	Yes, that’s correct, Geoff.

Geoff Kieburtz:

OK.  Second, you know, the point was made that the after-market revenue growth, as well as the new orders, is running ahead of the historical growth trend.  Do you think that’s a meaningful data point and something that we’re going to see further increases?  Or is this just a variability that occurs from quarter to quarter?

Vincent Volpe:	On the new-unit side, you do get variability from quarter to quarter. And obviously, you know, we talked about quarter-to-quarter, year-over-year actually being down, OK?

Geoff Kieburtz:	Sure.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Vincent Volpe:

And, you know, I wouldn’t say that’s a trend.  By the same token, the first quarter of next year, there is no way that we’re going to book as much new-unit business as we booked the first quarter of this year.  We had one job for $87 million.  And so, that’s not going to be trend either, in the wrong direction.  And so – look, Geoff, I think the way to look at it is that 50 percent of the business is in the upstream.  Fifty percent or so is downstream.  And, you know, there’s pieces that don’t fall in either of those, right, but just to keep it simple.  And, I think we got to consider that the downstream is going to stay fairly flat and that the upstream, with what’s going on in LNG, it may take a little while to ramp up. Like we say – we might see a little bump – positive bump in the road mid next year, right?  So I think, you know, you look at that, you know, a little bit, you know, at a continuing growth – continuing growth pattern (on) that side of it.

The good news is that even if the whole business were to stay flat right now at this level, on the new-unit side, it’s great.  Because, we’ll continue to focus on productivity, take cost out, drive price the best we can on the new-unit side.  And the after-market, it’s going to continue to grow.  It’s grown over the last four years at seven percent; you’ve seen a little bit better growth rate than that now.

I’m quick to say, don’t look for miracles overnight there because there’s a lot of blocking and tackling.  But we certainly have to maintain / increase the growth rate as we go forward in the services.  And that’s where all the money is.

Geoff Kieburtz:	Yes, maybe – I’m sorry, Vince – maybe I said new-unit; I meant after-market. The question was really …

Vincent Volpe:	I’m sorry. I way over-answered then, Geoff.

Geoff Kieburtz:	No, no. No …

Vincent Volpe:

So anyway, the last part is sort of the critical piece, then.  And what I talked about with Applied Technology – brings new bookings to us – this is where we go after other people’s equipment.  The proactive revamp business will bring us – and proactive retrofits, where we bring new couplings and governors and valves and so forth into the space – all of that – you know, we continue to grow that business.

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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And frankly, if I look at our plan – and I don’t want to get too far out ahead of myself here, because we still haven’t approved the plan with the board yet – but if I look at the plan, where we’re making investment, you know, we don’t need to add plant property and equipment to reach these growth targets.  We are good shape because of what we talked about before.  And we’re in good shape on that sort of nominal, approximately one percent of sales, using that as a cap ex number.  All right?  We’re fine there.  Where we’re investing is in people and processes.

And so we’re looking at – you know – in the new-unit cycle also, but also in the after-market side principally – Walt Nye’s got some – he’s got some new positions teed up; key positions to go and drive some of these initiatives that really we think will create demand.  And so that’s where we’re really investing our money, sort of on the SG&A line.  You know, don’t worry; it’ll be under control.  But that’s really where we’re focusing our efforts in terms of growing our business.

Geoff Kieburtz:

Yes.  Is – I guess, maybe rephrase it a little bit – have we moved through – have we moved into a new higher level of sustainable growth in the after-market business?  Or is it too early to make that call?

Vincent Volpe:	I think it’s too early, Geoff. I hope that I can say yes to that question a couple quarters from now. But I don’t want to get reckless here, either. So I think it’s a little early.

Geoff Kieburtz:	A couple of other questions – the Aker Kvaerner joint venture purchase – how much was that?

Vincent Volpe:	We spent a couple of million dollars. I don’t have the exact – we spent – about a million?

DRESSER-RAND
Moderator: Blaise Derrico
11-10-05/8:30 a.m. CT
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Len Anthony:	About a million …

Vincent Volpe:	This is – and we have of course invested in this. We owned 50 percent of it to begin with.

The beauty of this thing, Geoff, is that – now that we have it, I can speak more freely about it, OK – what it used to be was a separator, a little standalone separator – your inline rotary separator, a stationary separator, which on its own have some good applications, OK?  But the beauty of this thing is – now that we own it, I can tell you is – this belongs in the future on the front end of a compressor, all right, and at the bottom of the ocean.  And so this is technology that no one else has got.  Now we have it but it’s going to take us some time to put it all together.  But this is absolutely our growth platform for subsea.  And while we believe our competitors are going to be in more traditional solutions, we are going to be in a compact, much less costly solution from a client standpoint.  And that is really the keys of the kingdom -- wrapped around that separator – going on the front end of a compressor.

Geoff Kieburtz:	What’s the lead time commercialization of that?

Vincent Volpe:	It sounds like you were in our development meeting a couple weeks ago, and that you were me asking the same question. The reality is, you know, I would say it’s probably a year and a half off, Geoff.

Geoff Kieburtz:	OK. I guess the last question is just on Tuthill. Can you tell us how much of the Tuthill revenue showed up in this quarter?

Vincent Volpe:	Len, can you get that number? It was very little, because we only acquired the business in September – beginning of September?

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Len Anthony:	Right. I guess more importantly, the income benefit from Tuthill was negligible in the quarter. Geoff, I don’t have the exact revenue number. I’ll get it for you …

Vincent Volpe:	(Must be) less than 10 million, Geoff.

Male:	Oh, yes.

Geoff Kieburtz:	Less than $10 million revenue?

Vincent Volpe:	Yes, must be.

Geoff Kieburtz:	OK. Negligible income, and under $10 million in revenue.

Male:	Right.

Vincent Volpe:	Is that – is that a good number, or can we give him even tighter bandwidth on the revenue? Is it even lower than that?

Len Anthony:	We just don’t have that. Sorry, Geoff.

Vincent Volpe:	Look, their whole yearly sales a year ago was something like $70 million.

Geoff Kieburtz:	Right. And run rate today is up kind of comparable to the other new-unit business, or …

Vincent Volpe:	Yes. Yes, the run rate’s up.

DRESSER-RAND
Moderator: Blaise Derrico
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Geoff Kieburtz:

OK and you mentioned earlier that you’re fully confident of being able to realize all the synergies that you had identified prior to the acquisition closing.  Could you just remind us – sort of approximate dollar figure, and over what time period you expect to realize those?

Vincent Volpe:

Well, I think the guidance that’s out there in terms of the run rate is fairly accurate.  And that number is about $15 million, OK, which is the total of what the business brings from an EBITDA plus what we have in the base-case synergies.  All right?  And so, you know, for all intents and purposes right now, I would stick with that.

The timing of it is – also as we had talked about in the guidance that was out there – is still pretty darn accurate.  I was just going through my mind and saying, has anything significantly slipped?  And the answer is no.  Obviously, the long lead piece is going to be the factory implementations, the footprint changes.  I think the SG&A and some of the other stuff – rationalizing agents, et cetera, et cetera – is all well underway as we speak.

And so we felt like we would get probably somewhere around a half-year’s benefit on the piece that represents the facilities.  Now we have not made a decision on what we’re doing there yet.  And so I think we probably ought to defer the conversation from a granularity standpoint until we – once we know what’s sort of – what’s going to persist and what isn’t, it’s a little bit early to get into the details of the exact timing.  But, I’d be happy to discuss it with you when we know.

Geoff Kieburtz:	OK.

Vincent Volpe:	All right?

Geoff Kieburtz:	Great. Thanks very much. Appreciate …

Vincent Volpe:	Thank you. Blaise …

DRESSER-RAND
Moderator: Blaise Derrico
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Blaise Derrico:	OK.

Vincent Volpe:	… turn it back to you.

Blaise Derrico:

Yes, want to thank everybody for participating in the call today.  We know that you didn’t have a lot of time with the press release.  So if you do have questions, feel free to call Len Anthony or myself, particularly after the 10-Q is filed early next week.

Stephanie?

Operator:	Yes?

Blaise Derrico:	Thank you very much.

Operator:	Thank you. Ladies and gentlemen, that does conclude our conference call for today. At this time, you may disconnect. We do appreciate your participation.

END